SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 14, 2014

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated May 14, 2014, entitled “Syneron Reports First Quarter 2014 Results.”

The GAAP financial statement tables included in the press release (pages 6-8 of the press release) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: May 14, 2014

Syneron Reports First Quarter 2014 Results

Revenue of $56.8 million; non-GAAP EPS $0.04

Diversified geographic presence leads to 2% revenue growth year-over-year on a pro-forma basis (excluding Syneron Beauty)

Yokneam, Israel, May 14, 2014 –Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, today announced financial results for the three month period ended March 31, 2014.

First Quarter 20141 and First Quarter 2013 on a Pro-Forma Basis (Excluding Syneron Beauty) and Recent Highlights Include:
•	Total revenue of $56.8 million, up 2.0% year-over-year.
•	Non-GAAP gross margin of 53.5%, compared to 55.9% in Q1 2013.
•	Non-GAAP operating margin of 3.3%, compared to 4.3% in Q1 2013.
•	Non-GAAP EPS of $0.04, compared to $0.06 in Q1 2013.
•	Received U.S. FDA clearance to market the UltraShape™ System for fat cell destruction and established Body Shaping Business Group.
•	Acquired CoolTouch family of products, providing entry into significant new aesthetic market segments and expanding recurring revenue business model.

Amit Meridor, Chief Executive Officer of Syneron, said, “Revenue grew in the first quarter by 2% year-over-year driven by a solid presence in diverse geographies. Our international business delivered good sales results in the quarter, driven by growth in the EMEA and Asia Pacific markets. In North America, sales were down as a result of market weakness and extreme weather conditions, and a strong fourth quarter 2013. Gross margins were impacted by weaker sales in North America of higher margin products and stronger channel sales of lower margin products. North America represents a significant opportunity for Syneron, and we have a clear strategy to drive growth including via the establishment of our Body Shaping Business Group, the expansion of our sales team to better address the non-core market, the introduction of the CoolTouch product portfolio, and our new product pipeline. We expect to complete hiring our team of junior sales reps by the end of the second quarter, and are investing in training for the team to begin performing in the second half of the year.”

Mr. Meridor added, "During the first quarter we made good progress in positioning Syneron for growth, highlighted by the recent FDA clearance of the UltraShape System, which strengthens our position in the fast growing non-invasive body shaping and fat treatment market. We are creating a dedicated Body Shaping Business Group to focus on driving system and consumables sales for the UltraShape product line. We expect to begin a controlled market introduction of UltraShape to key opinion leaders in the second quarter.”

1 The first quarter 2014 year-over-year comparisons to the first quarter 2013 in the section titled “First Quarter 2014 and Recent Highlights” are on a pro-forma basis, excluding Syneron Beauty from the first quarter 2013 results following its de-consolidation as of December 8, 2013.

Shimon Eckhouse, Active Chairman of Syneron, said, “The UltraShape System is a significant new option for physicians in the U.S. in the non-invasive fat destruction market. Its unique focused ultrasound technology selectively destroys fat tissue, allowing for fast, reliable, comfortable and safe body shaping treatments with results in as little as two weeks. The UltraShape system and VelaShape III give us a leading portfolio of body shaping products. We also have a strong portfolio of products addressing the needs of other key aesthetic markets, including the recently acquired CoolTouch product line that allows us to enter the $200 million varicose veins treatment market. Overall, we are well positioned with innovative products, a strong and expanding sales force, and excellent leadership.”

Revenue2: First quarter 2014 revenue was $56.8 million, up 2.0% compared to $55.7 million in the first quarter 2013 on a pro forma basis (excluding Syneron Beauty). The increase was the result of growth in the EMEA and Asia-Pacific regions, partially offset by lower revenue in the North America. First quarter 2014 revenue was negatively impacted by $0.6 million as a result of changes in foreign currency exchange rates, primarily due to the devaluation of the Japanese Yen against the U.S. dollar as compared to the first quarter 2013.

Non-GAAP Financial Highlights for the First Quarter Ended March 31, 20143:

Gross Margin for the first quarter 2014 was 53.5%, down from 55.9% in the first quarter 2013. The decrease was primarily due to unfavorable geographic and product mix.

Operating Income for the first quarter 2014 was $1.9 million, down from $2.4 million in the first quarter 2013. The decrease was primarily due to lower gross margin as operating expenses were relatively flat year-over-year.

Net Income and Earnings Per Share in the first quarter 2014 were $1.3 million, or $0.04 per share, compared to net income of $2.2 million, or $0.06 per share in the first quarter 2013.

Net income and earnings per share for the first quarter 2014 are adjusted to exclude the following items, which are detailed in the Company's financial tables presented at the end of this press release:

-	Amortization of acquired intangible assets of $1.3 million.
-	Stock-based compensation of $0.8 million.
-	Re-measurement of contingent consideration of $0.4 million.
-	Other non-recurring costs associated with the acquisition of CoolTouch of $0.3 million.
-	Income tax positive adjustment of $0.3 million.

2 The first quarter 2014 year-over-year comparisons to the first quarter 2013 in the section titled “Revenue” are on a pro-forma basis, excluding Syneron Beauty from the first quarter 2013 results following its de-consolidation as of December 8, 2013.

3 The first quarter 2014 year-over-year comparisons to the first quarter 2013 in the section titled “Non-GAAP Financial Highlights for the First Quarter Ended March 31, 2014” are on a pro-forma basis, excluding Syneron Beauty from the first quarter 2013 results following its de-consolidation as of December 8, 2013.

GAAP Financial Highlights for the First Quarter Ended March 31, 2014:

Gross Margin for the first quarter 2014 was 51.7%, down from 53.0% in the first quarter 2013. The decrease in gross margin was primarily due to unfavorable geographic and product mix.

Operating Loss for the first quarter 2014 was $(0.8) million, compared to an operating loss of $(2.6) million in the first quarter 2013. The decrease was primarily due to lower operating expenses.

Net Loss and Loss Per Share in the first quarter 2014 was $(1.1) million, or $(0.03) per share, compared to net loss of $(2.4) million, or $(0.07) per share, in the first quarter 2013.

Cash Position: As of March 31, 2014, the Company’s cash and cash equivalents was $92.6 million. In March, the Company utilized approximately $11 million in cash for the previously announced acquisition of New Star Lasers, Inc., which conducts business as CoolTouch, Inc.

Hugo Goldman, Chief Financial Officer of Syneron, said, “Our first quarter non-GAAP margins were down year-over-year, primarily due to weaker sales of our higher margin Syneron product line in North America and stronger channel sales of lower margin products, which impacted the overall gross margin. Operating expenses were relatively flat on a pro-forma basis due to cost reduction and efficiency initiatives implemented in the second quarter of last year, offset by our ongoing investments in expanding our North American sales force. We are pleased with our ability to effectively manage our R&D and G&A expenses during the quarter, while still advancing our important new product initiatives and supporting revenue growth. Looking forward, we expect operating expenses to increase as we build our Body Shaping Business Group and integrate the CoolTouch business. We believe these investments, along with our sales force expansion and other new product initiatives, will be strong contributors to future growth.”

Use of Non-GAAP Measures
This press release provides financial measures for gross margin, operating margin, operating income (loss), net income (loss), earnings (loss) per share, which exclude expenses related to stock-based compensation, amortization and impairment of intangible assets, one-time severance, other non-recurring items such as costs associated with the voluntary field action regarding the LiteTouch Dental Laser Product in Europe, and income tax adjustment, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating margin, operating income (loss), net income (loss) and earnings (loss) per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, believes it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference call
Syneron management will host its first quarter 2014 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.investors.syneron.com. To access the call, enter the Syneron Investor Relations website, then click on the webcast link “Q1 2014 Results Webcast.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-844-6886 in the U.S., and 970-315-0315 from overseas. The conference pass code is: 25255481.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the U.S. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

Forward-looking statements in this press release include optimism about future growth prospects attributable to higher growth in North America due to our expanded sales team and focus on the non-core market, and in Europe, driven by market stabilization and more direct sales; timetable for completion of the expanded North American sales team and its potential contributions in the second half of the year; our expected timetable and approach for introduction of UltraShape ; our expectation of increased operating expenses as we build our Body Shaping Business Group and integrate the CoolTouch business; and our belief that our investments, along with our sales force expansion and other new product initiatives, will be strong contributors to future growth. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risks associated with the successful build-out of our North American sales force and its ability to enable us to generate more North American revenue, the market acceptance of our new products, including the CoolTouch and UltraShape products, our ability to grow non-core market revenues, the continued stabilization of the Europe and Middle East and Asia Pacific markets, as well as those risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change.  However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Syneron, the Syneron logo, UltraShape, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	For the three-months ended
	March 31,	March 31,
	2014	2013

Revenues	$56,813	$61,204
Cost of revenues	27,414	28,788

Gross profit	29,399	32,416

Operating expenses:
Sales and marketing	17,318	20,305
General and administrative	6,250	6,664
Research and development	6,238	7,729
Other expenses, net	399	318

Total operating expenses	30,205	35,016

Operating loss	(806)	(2,600)

Financial Income (expenses), net	164	(228)

Loss before tax benefit	(642)	(2,828)

Taxes on income (Tax benefit)	450	(305)

Loss before non-controlling interest	(1,092)	(2,523)

Net loss attributable to non-controlling interest	-	80

Loss attributable to Syneron shareholders	$(1,092)	$(2,443)

Loss per share:

Basic and Diluted
Loss before non-controlling interest	$(0.03)	$(0.07)
Net loss attributable to non-controlling interest	-	-
Net loss attributable to Syneron shareholders	$(0.03)	$(0.07)

Weighted average shares outstanding:
Basic and Diluted	36,653	35,621

Syneron Medical Ltd.
Condensed Consolidated Balance Sheets
(in thousands)

	March 31,	December 31,
	2014	2013 (*)
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$34,134	$37,583
Short-term bank deposits	11,509	16,453
Available-for-sale marketable securities	21,399	28,933
Trade receivable, net	56,397	54,229
Other accounts receivables and prepaid expenses	12,971	14,262
Inventories	36,716	34,707

Total current assets	173,126	186,167

Long-term assets:
Severance pay fund	547	565
Long-term deposits and others	1,833	1,509
Long-term available-for-sale marketable securities	25,571	25,571
Investment in affiliated company	24,720	24,720
Property and equipment, net	6,423	6,603
Intangible assets, net	27,365	21,439
Goodwill	28,479	20,976
Deferred taxes	17,351	17,927

Total long-term assets	132,289	119,310

Total assets	$305,415	$305,477

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$16,835	$17,679
Deferred revenues	13,861	13,001
Other accounts payable and accrued expenses	24,862	27,831

Total current liabilities	55,558	58,511

Long-term liabilities:
Contingent consideration liability	9,835	7,896
Deferred revenues	2,920	3,461
Warranty accruals	589	779
Accrued severance pay	556	611
Deferred taxes	3,910	2,430

Total long-term liabilities	17,810	15,177

Stockholders' equity:	232,047	231,789

Total liabilities and stockholders' equity	$305,415	$305,477

(*)	Derived from audited financial statements

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the three-months ended
	March 31,	March 31,
	2014	2013
Cash flows from operating activities:
Net loss before non-controlling interest	$(1,092)	$(2,523)
Adjustments to reconcile net loss to net cash used by operating activities:
Non-cash items reported in discontinued operations
Share-based compensation	771	1,021
Depreciation and amortization	2,051	2,606
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	181	(122)
Revaluation of contingent liability	399	281
Changes in operating assets and liabilities:
Trade receivable, net	(1,486)	(1,501)
Inventories	(835)	(2,761)
Other accounts receivables	1,496	(2,098)
Deferred taxes	(458)	(233)
Accounts payable	(2,073)	643
Deferred revenue	1,030	638
Accrued warranty accruals	(780)	(59)
Other accrued liabilities	(3,939)	(5,203)

Net cash used in operating activities	(4,735)	(9,311)

Cash flows from investing activities:
Purchases of property and equipment	(456)	(1,382)
Proceeds from the sale or maturity of marketable securities	20,386	16,948
Purchase of marketable securities	(13,008)	(31,834)
Proceeds from short-term bank deposits, net	4,944	1,083
Acquisition of a subsidiary	(11,016)	-
Other investing activities	(28)	(94)

Net cash provided by (used in) investing activities	822	(15,279)

Cash flows from financing activities:
Proceeds from exercise of stock options	254	15

Net cash provided by financing activities	254	15

Effect of exchange rates on cash and cash equivalents	210	(1,048)

Net decrease in cash and cash equivalents	(3,449)	(25,623)

Cash and cash equivalents at beginning of period	37,583	66,359

Cash and cash equivalents at end of period	$34,134	$40,736

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended
	March 31,	March 31,
	2014	2013

GAAP operating loss	$(806)	$(2,600)

Stock-based compensation	770	1,021
Amortization of intangible assets	1,251	1,634
Remeasurement of contingent consideration	399	318
Other non-recurring items	277	495

Non-GAAP operating income	$1,891	$868

GAAP net loss attributable to Syneron shareholders	$(1,092)	$(2,443)

Stock-based compensation	770	1,021
Amortization of intangible assets	1,251	1,634
Remeasurement of contingent consideration	399	318
Other non-recurring items	277	495
Income tax adjustments	(277)	(393)

Non-GAAP net income attributable to Syneron shareholders	$1,328	$632

Income (Loss) per share:

Basic
GAAP net loss per share attributable to Syneron shareholders	$(0.03)	$(0.07)

Stock-based compensation	0.02	0.03
Amortization of intangible assets	0.03	0.05
Remeasurement of contingent consideration	0.01	0.01
Other non-recurring items	0.01	0.01
Income tax adjustments	(0.01)	(0.01)

Non-GAAP net income per share attributable to Syneron shareholders	$0.04	$0.02

Diluted
GAAP net loss attributable to Syneron shareholders	$(0.03)	$(0.07)

Stock-based compensation	0.02	0.03
Amortization of intangible assets	0.03	0.05
Remeasurement of contingent consideration	0.01	0.01
Other non-recurring items	0.01	0.01
Income tax adjustments	(0.01)	(0.01)

Non-GAAP net income per share attributable to Syneron shareholders	$0.04	$0.02

Weighted average shares outstanding:

Basic	36,653	35,621

Diluted	37,387	35,991